SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  February 2004

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________


         This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items


1. Press Release re RADA Electronic Industries Ltd. Appoints Elan Sigal as CFO dated February 12, 2004.

                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

RADA Electronic Industries Ltd. Appoints Elan Sigal as CFO.

Thursday February 12, 4:18 pm ET

NETANYA, Israel, Feb. 12 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADIF - News) today announced the appointment of Elan Sigal as Chief Financial Officer. Mr. Sigal has just returned to Israel from the London office of McKinsey & Co. a leading management consulting firm, where he advised numerous leading corporations. Mr. Sigal specialized in providing services to financial institutions and the telecom industry. Mr. Sigal, a graduate of Tel Aviv University, also served as a fighter pilot in the Israeli Air Force for 9 years.

Mr. Azancot, RADA's CEO said, "We are delighted to welcome Elan back to RADA. Elan is returning to our company where he worked from 1997 to April 2000. Elan was initially a member of the development team of one of our leading products and was subsequently a member of our marketing group. We welcome Elan to our management team and are certain of his contribution to RADA's future success."

Mr. Sigal succeeds Guy Shelly, who served as CFO since June 2002. "I want to thank Guy for his contribution to RADA over the past two years." said Mr. Azancot.

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the commercial and military aerospace industries. The company specializes in Avionics, Data Acquisition Systems, Ground Debriefing Stations and Automatic Test Equipment. RADA employs 100 people, many of them are engineers. Most of the employees work in the company's production plant in Beit She'an, Israel.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                             (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: February 12, 2004